UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Gregory Fortunoff 49 West 37th Street, New York, NY 10018	Scott Fortunoff 49 West 37th Street, New York, NY 10018	Laurie Fortunoff 49 West 37th Street, New York, NY 10018

Jill Gerstenblatt 49 West 37th Street, New York, NY 10018	Darren Gerstenblatt 49 West 37th Street, New York, NY 10018

Copy to:

Steven E. Cohen, Esq.

Kane Kessler, P.C.

666 Third Avenue, 23rd Floor

New York, New York 10017

(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 30258N105	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,040 (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
	9	SOLE DISPOSITIVE POWER 320,040 (See Item 5)
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,040 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,569 (See Item 5)
	8	SHARED VOTING POWER 42,893 (See Item 5)
	9	SOLE DISPOSITIVE POWER 158,569 (See Item 5)
	10	SHARED DISPOSITIVE POWER 42,893 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,462 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laurie Fortunoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 42,893 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 42,893 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Gerstenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 30,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darren Gerstenblatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,865 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 46,865 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,865 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 30258N105	13D	Page 7 of 15 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Fat Brands Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 2. Identity and Background.

This Statement is filed by each of the Reporting Persons (as defined below).

(a), (b), (c) and (f). The “Reporting Persons” are:

(i)	Gregory Fortunoff, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018;

(ii)	Scott Fortunoff, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018;

(iii)	Laurie Fortunoff, a wife and mother with a business address c/o Scott Fortunoff at 49 West 37th Street, New York, NY 10018

(iv)	Jill Gerstenblatt, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018; ; and

(v) Darren Gerstenblatt, a financial advisor at Lenox Advisors with a business address at residing at 530 Fifth Avenue NY NY 10036.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information in this Statement with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

All such funds identified below were provided from the working capital or personal funds of the applicable Reporting Person who directly beneficially owns such securities.

(i)        Gregory Fortunoff.

The securities reported in this Statement as directly beneficially owned by Gregory Fortunoff were acquired with funds of approximately $1,599,311 (including brokerage commissions).

(ii)        Scott Fortunoff.

CUSIP No. 30258N105	13D	Page 8 of 15 Pages

The securities reported in this Statement as directly beneficially owned by Scott Fortunoff were acquired with funds of approximately $844,513 (including brokerage commissions).

(iii)        Laurie Fortunoff.

The securities reported in this Statement as directly beneficially owned by Laurie Fortunoff were acquired with funds of approximately $350,303 (including brokerage commissions).

(iv)        Jill Gerstenblatt.

The securities reported in this Statement as directly beneficially owned by Jill Gerstenblatt were acquired with funds of approximately $177,900 (including brokerage commissions).

(v)        Darren Gerstenblatt.

The securities reported in this Statement as directly beneficially owned by Darren Gerstenblatt were acquired with funds of approximately $278,006 (including brokerage commissions).

Item 4. Purpose of Transaction.

On November 8, 2019, the Issuer delivered a letter to Gregory Fortunoff (the “Waiver Letter”) approving Gregory Fortunoff’s request that Reporting Persons be permitted under the Issuer’s Amended and Restated Certificate of Incorporation to acquire beneficial ownership in excess of 5% and up to 9.9% of the Issuer’s outstanding shares of Common Stock. Such approval is: (i) limited to the aggregate shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons and to the individual holdings of any immediate family member of the Reporting Persons in the Issuer’s Common Stock to the extent the Reporting Persons beneficial ownership in the aggregate remains at a maximum of 9.9% of the Issuer’s outstanding shares of Common Stock; and (ii) subject to in all respects to the other terms, conditions and qualifications set forth in the applicable provisions of the Issuer’s Amended and Restated Certificate of Incorporation. The Waiver Letter shall terminate if any other person that is not an immediate family member of any of the Reporting Persons is deemed to have joined the Reporting Persons as a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

A copy of the Waiver Letter is attached to this Statement as Exhibit 99.1 and is incorporated by reference herein. Any description herein of the Waiver Letter is qualified in its entirely by reference to the attached Exhibit 99.1.

The Reporting Persons have had a dialogue with the Issuer’s Board and management regarding elements of the Issuer’s strategic plan that the Reporting Persons believe if improved upon would have a positive effect on the Issuer’s stock price and ability to raise capital.

CUSIP No. 30258N105	13D	Page 9 of 15 Pages

The initiatives and suggestions recommended by the Reporting Persons to the Issuer that will enhance stockholder value for the benefit of all of the Issuer’s stockholders include the following:

1.	Refinance the Issuer’s outstanding debt obligations in order to lower the above market interest rates servicing the debt.

2.	Continue to pursue efforts to acquire businesses and brands that can generate attractive shareholder returns in order to achieve the Issuer’s previously stated goal of achieving a $20 million or more EBITDA run rate.

3.	Consummate a transaction to merge the Issuer with Fog Cutter Capital Group, Inc., an entity controlled by the Issuer’s management, in order to consolidate the Issuer’s tax loss carryforwards as well as increase the liquidity of the Issuer’s public float in order to attract new and larger investors. The Reporting Persons expect that any consideration paid in such merger to appropriately reflect the current value of the Issuer’s Common Stock and available tax loss carryforwards.

The Reporting Persons expect to continue to press the Issuer’s Board and management to act in the best interests of the Issuer’s outside shareholders and implement the suggestions identified above. In the event that the Issuer does not implement these suggestions and/or the market does not positively respond to such implementation, the Reporting Persons intend to recommend that the Issuer immediately commence a complete review of all available strategic alternatives to maximize stockholder value for the benefit of all of the Issuer’s stockholders.

The information set forth in Item 6 of the Statement with respect to the Joint Filing Agreement is incorporated by reference herein.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Statement. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, forming a group with other persons for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 30258N105	13D	Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer.

Beneficial ownership of the shares of Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1), as of November 8, 2019, the group would be deemed to own beneficially (as that term is defined under Rule 13d-3 of the Exchange Act) and may be deemed to have shared voting and dispositive power over an aggregate of 598,367 shares of Common Stock, representing 5.0% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of November 8, 2019 (which includes (i) 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019; and (ii) up to 6,000 shares of Common Stock that may be acquired by Gregory Fortunoff upon exercise of immediately exercisable warrants at an exercise price of $8.50 per share).

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

(i)       Gregory Fortunoff.

(a) - (c) As of November 8, 2019, Gregory Fortunoff beneficially owned in the aggregate 320,040 shares of Common Stock (which includes (i) 7,148 shares of Common Stock that Gregory Fortunoff may be deemed to beneficially own as UTMA custodian for his children; (ii) 81,542 shares of Common Stock that Gregory Fortunoff may be deemed to beneficially own as trustee for his wife; and (iii) up to 6,000 shares of Common Stock that may be acquired by Gregory Fortunoff upon exercise of immediately exercisable warrants at an exercise price of $8.50 per share) constituting approximately 2.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,849,907 shares of Common Stock outstanding as of November 8, 2019 (which includes (i) 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019; and (ii) up to 6,000 shares of Common Stock that may be acquired by Gregory Fortunoff upon exercise of immediately exercisable warrants at an exercise price of $8.50 per share).

CUSIP No. 30258N105	13D	Page 11 of 15 Pages

Gregory Fortunoff acquired shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price ($)
November 1, 2019	100	4.89
November 1, 2019	100	4.88
November 1, 2019	100	4.89
November 1, 2019	100	4.82
November 1, 2019	100	4.87
November 1, 2019	100	4.75
November 1, 2019	100	4.72
November 1, 2019	100	4.74
November 1, 2019	100	4.73
November 1, 2019	200	4.74
November 1, 2019	100	4.7
November 1, 2019	100	4.69
November 1, 2019	100	4.65
November 1, 2019	100	4.64
November 1, 2019	100	4.68
November 1, 2019	100	4.74
November 1, 2019	100	4.78
November 1, 2019	100	4.78
November 1, 2019	12	4.83
October 31, 2019	100	4.74
October 31, 2019	100	4.65
October 31, 2019	100	4.78
October 31, 2019	100	4.8273
October 31, 2019	18	4.7
October 30, 2019	100	4.65
October 29, 2019	92	4.7
October 29, 2019	100	4.57
October 29, 2019	100	4.56
October 29, 2019	100	4.57
October 29, 2019	108	4.51
October 29, 2019	100	4.59
October 29, 2019	87	4.51
October 29, 2019	100	4.6
October 25, 2019	100	4.695

CUSIP No. 30258N105	13D	Page 12 of 15 Pages

October 24, 2019	100	4.65
October 23, 2019	172	4.75
October 22, 2019	100	4.688
October 21, 2019	100	4.94
October 21, 2019	100	4.85
October 21, 2019	100	4.8348
October 21, 2019	100	4.8
October 21, 2019	100	4.79
October 21, 2019	100	4.75
October 21, 2019	100	4.7073
October 21, 2019	2	4.7
October 21, 2019	100	4.7
October 18, 2019	100	4.73
October 18, 2019	100	4.9793
October 18, 2019	100	4.98
October 18, 2019	100	4.9
October 18, 2019	26	4.8
October 18, 2019	100	5
October 18, 2019	100	4.95
October 18, 2019	100	4.9773
October 18, 2019	100	4.9773
October 18, 2019	100	4.85
October 18, 2019	100	4.95
October 18, 2019	100	4.96
October 17, 2019	100	4.902084
October 17, 2019	100	4.85
October 17, 2019	100	4.85
October 17, 2019	100	4.8
October 16, 2019	100	4.9
October 15, 2019	30	4.95
October 15, 2019	99	4.9
October 15, 2019	74	5
October 4, 2019	717	4.98
October 3, 2019	4,677	4.93
October 2, 2019	104	5.10
October 1, 2019	86	5.11
September 17, 2019	369	4.50
September 16, 2019	50	4.50
September 13, 2019	14	4.50
September 12, 2019	2,485	4.45
September 11, 2019	10	4.10
September 10, 2019	5,304	4.00

CUSIP No. 30258N105	13D	Page 13 of 15 Pages

(d) and (e). Not Applicable.

(ii)       Scott Fortunoff.

(a) - (c) As of November 8, 2019, Scott Fortunoff beneficially owned in the aggregate 201,462 shares of Common Stock (which includes 42,893 shares of Common Stock beneficially owned with his wife Laurie Fortunoff in a joint account), constituting approximately 1.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019).

Scott Fortunoff acquired shares of Common Stock during the last 60 days as follows:

Date	Number of Shares	Price ($)
October 1, 2019	25	5.10
September 30, 2019	6,670	5.10
September 27, 2019	1,924	5.01
September 26, 2019	6,660	5.08
September 17, 2019	350	4.50
September 16, 2019	50	4.50
September 13, 2019	25	4.50
September 12, 2019	2,450	4.45
September 10, 2019	5,475	4.00

(d) and (e). Not Applicable.

(iii)       Laurie Fortunoff.

(a) - (c) As of November 8, 2019, Laurie Fortunoff, beneficially owned in the aggregate 42,893 shares of Common Stock with her husband Scott Fortunoff in a joint account, constituting approximately .4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019).

Laurie Fortunoff did not acquire or purchase shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

CUSIP No. 30258N105	13D	Page 14 of 15 Pages

(iv)       Jill Gerstenblatt.

(a) - (c) As of November 8, 2019, Gerstenblatt beneficially owned in the aggregate 30,000 shares of Common Stock, constituting approximately .3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019).

Jill Gerstenblatt did not acquire or purchase shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

(v)       Darren Gerstenblatt.

(a) - (c) As of November 8, 2019, Darren Gerstenblatt beneficially owned in the aggregate 46,865 shares of Common Stock, constituting approximately .4% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,843,907 shares of Common Stock outstanding as of November 6, 2019, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019).

Darren Gerstenblatt did not acquire or purchase shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of the Statement with respect to the Waiver Letter is incorporated by reference herein.

Each of the Reporting Person are a party to a Joint Filing Agreement, dated as of November 8, 2019 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety in this response to Item 6. Any description herein of the 13D Joint Filing Agreement is qualified in its entirety by reference to the attached Exhibit 99.2.

Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

 The following exhibit is filed as part of this Statement:

Exhibit 99.1          Waiver Letter dated November 8, 2019

Exhibit 99.2          Joint Filing Agreement dated November 8, 2019

CUSIP No. 30258N105	13D	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 11, 2019

/s/ Gregory Fortunoff
Gregory Fortunoff

/s/ Scott Fortunoff
Scott Fortunoff

/s/ Laurie Fortunoff
Laurie Fortunoff

/s/ Jill Gerstenblatt
Jill Gerstenblatt

/s/ Darren Gerstenblatt
Darren Gerstenblatt